Exhibit 1

RECENT DEVELOPMENTS

The information contained in this section supplements the information about Uruguay corresponding to the headings below that are contained in this Exhibit 99.D to Uruguay’s annual report on Form 18-K for the fiscal year ended December 31, 2022 (the “Annual Report”).

REPÚBLICA ORIENTAL DEL URUGUAY

Constitution, Government and Political Parties

On November 1, 2023, Uruguay’s Minister of Foreign Affairs, Mr. Francisco Bustillo, presented his resignation in the context of media reports relating to an investigation by Uruguay’s Attorney’s General Office (Fiscalía General de la Nación) in connection with the issuance of a passport to a Uruguayan citizen detained in Dubai, who allegedly is a drug trafficker. In the same context, on November 4, 2023, Uruguay’s Minister and Vice Minister of Internal Affairs, Mr. Luis Alberto Heber and Mr. Guillermo Maciel, respectively, presented their resignations. Uruguay’s President, Mr. Luis Lacalle Pou, while underscoring that the passport was issued pursuant to Uruguayan law, accepted the aforementioned resignations and announced cabinet replacements, including Mr. Omar Paganini as Minister of Foreign Affairs and Mr. Nicolás Martinelli as Minister of Internal Affairs. The aforementioned investigation has not been concluded and no formal decision or ruling has been issued as of the date hereof.

Foreign Policy, International Agreements and Membership in Regional Organizations

In July 2023, Mercosur approved a new regime modernizing and making more flexible the rules that products must comply with to be considered as “originated” from a Mercosur country, and therefore to be granted access to tariff preferences within the Mercosur block.

In June 2019, Uruguay entered into a double taxation agreement with Brazil, which came into force in July 2023.

ENVIRONMENTAL, SOCIAL & GOVERNANCE MATERS

Environmental Matters

On August 23, 2023, the Uruguayan government enacted Decree No. 253/023 to declare the termination of the water emergency in Montevideo and the metropolitan region, which had been implemented in response to the severe drought affecting the country since the last quarter of 2022. See “The Economy—2022: Continued Recovery and Growth—Impact of the Drought on the Economy” in the Annual Report.

Sovereign Sustainable Finance

On October 9, 2023, the Uruguayan government and the World Bank reached an agreement on the terms of a sovereign sustainability-linked loan for US$350 million. The loan provides for a reduction (“step-down”) in the interest rate if Uruguay overperforms on verifiable climate objectives tied to the reduction in the intensity of methane emissions in beef production, based on the country`s commitments under the Paris Agreement. This could result in a reduction of up to US$12.5 million in the amount of interest to be paid over the life of the loan. The agreement is expected to be submitted for approval by the Board of Directors of the World Bank on or about November 21, 2023.

THE ECONOMY

Role of the State in the Economy

Large-scale Foreign Direct Investments, Public-Private Partnerships for Infrastructure Development

In June 2023, as part of the Open Uruguay Round, ANCAP awarded Challenger Energy Group (CEG) the exploration license for the OFF-3 offshore block in the Uruguayan territorial sea. The license will allow CEG to explore the area for four years, without the obligation to drill. In order to proceed with the signing of the contracts and for CEG to start the committed investment related to the proposed exploration activities, ANCAP must submit its decision to grant such license for the Executive Power’s approval.

GROSS DOMESTIC PRODUCT AND STRUCTURE OF THE ECONOMY

In the eight-month period ended August 31, 2023, manufacturing industry output (excluding refinery activities) increased 3.2% compared to the same period in 2022. Additionally, in September 2023, gross tax revenue collection decreased 2.2% in real terms compared to the same month in 2022.

On November 1, 2023, the Central Bank began publishing the Monthly Economic Activity Indicator (IMAE). The IMAE is a synthetic indicator that summarizes the activity of the different branches of the economy in a given month, measured at constant 2016 prices. Its year-on-year variation provides a measure of the evolution of Uruguay’s economic activity in the short term. The calculation of the IMAE is based on multiple supply indicators that are weighted by the share of economic activities within GDP. The IMAE is published on the last business day of each month, with a lag of 60 days.

In August 2023, the IMAE presented an increase of 0.2% compared to August 2022 and 1.2% in seasonally adjusted terms compared to July 2023.

The following table sets forth information regarding GDP and expenditures in the six-month period ended June 30, 2023, compared to the same period in 2022.

Change in GDP by Expenditure(1)

(volume variation from previous year)

January-June 2022/2023
Government and Non-Profit Institutions Serving Households (“NPISH”) consumption	(1.0)%
Private consumption	4.2%
Gross fixed investment	(2.3)%
Exports of goods and services	3.0%
Imports of goods and services	10.3%
Total GDP	(0.5)%

(1)	Preliminary data.

Source: Banco Central.

Principal Sectors of the Economy

The following table sets forth information regarding GDP and expenditures in the second quarter of 2023, compared to the second quarter of 2022.

Change in GDP by Sector(1)

(volume variation from previous year)

January-June 2022/2023
Primary activities (2)	(18.4)%
Manufacturing	(0.2)%
Electricity, gas and water	(6.3)%
Construction	(2.3)%
Commerce, restaurants and hotels	1.6%
Transportation, storage, information and communications	4.9%
Financial Services	0.9%
Professional activities and leasing	3.3%
Public administration activities	(0.4)%
Health, education, real estate and other services	1.2%

Total GDP	(0.5)%

(1)	Preliminary data.
(2)	Data includes agriculture, livestock, fishing and mining.

Source: Banco Central.

Uruguay’s real GDP decreased 0.5% in the six-month period ended June 30, 2023, compared to the same period in 2022. This decrease in real GDP was mainly driven by decreases in the primary activities, manufacturing and electricity, gas and water sectors, which have been affected by a severe drought and lower regional and global demand. See “The Economy—2022: Continued Recovery and Growth—Impact of the Drought on the Economy.”

Primary activities contracted by 18.4% in the six-month period ended June 30, 2023 compared to the same period in 2022, mainly driven by decreases in the agricultural sector, mainly due to low yields in the summer crop harvest as a result of the drought, and in the livestock sector, mainly due to a reduction of production in beef cattle caused by a drop in slaughtering.

The manufacturing sector contracted by 0.2% during this period, mainly due to a reduction in food production, particularly in the refrigeration industry. This decrease was partially offset by an expansion in the pulp manufacturing activities.

The electricity, gas and water sector contracted by 6.3% in the six-month period ended June 30, 2023 compared to the same period in 2022, mainly due to decreases in electric power generation exports, particularly hydroelectric generation due to the impact of the drought, and an increase in energy imports, mainly from Brazil.

The construction sector contracted by 2.3% in the six-month period ended June 30, 2023 compared to the same period in 2022, mainly due to a decrease in buildings and a reduction in investments for the construction of a third pulp mill and lower investments in the central railroad. This decrease was partially offset by an increase in road works and energy lines.

The commerce, restaurants and hotel sectors grew by 1.6% in the six-month period ended June 30, 2023 compared to the same period in 2022, mainly driven by an increase in household and non-resident tourist demand for restaurant and hotel services.

The transportation, storage, information, and communications sector grew by 4.9% in the six-month period ended June 30, 2023 compared to the same period in 2022, mainly driven by greater production of information and communications services due to higher external demand and a growth in data services production.

The financial services sector grew by 0.9% in the six-month period ended June 30, 2023 compared to the same period in 2023, driven by an expansion of the financial market, mainly due to an increase in the total amount of credit granted to the public.

The professional activities and leasing sector grew by 3.3% in the six-month period ended June 30, 2023 compared to the same period in 2022, mainly driven by growth in administrative activities and support services.

The health, education, real estate and other services sector grew by 1.2% in the six-month period ended June 30, 2023 compared to the same period in 2022, mainly due to an increase in real estate activities as a result of larger inbound tourism and an increase in the production of recreational and leisure activities. Health services recorded a contraction resulting from the decrease in the number of COVID-19 tests carried out in laboratories.

Employment, Labor and Wages

Employment

According to estimates by the National Statistics Institute, the employment rate stood at 58.5% in September 2023 compared to 56.7% in September 2022 and the unemployment rate stood at 8.3% in September 2023, compared to 7.9% in September 2022.

In September 2023, the number of health insurance beneficiaries stood at 51,934, compared to 49,055 in September 2022. In September 2023, the number of unemployment insurance beneficiaries, including partial insurance, stood at 40,839, compared to 48,460 in September 2022.

Wages

For the 12-month period ended September 30, 2023, average real wages increased by 2.9% compared to a 1.2% decrease for the 12-month period ended September 30, 2022.

FOREIGN MERCHANDISE TRADE

Merchandise exports for the 12-month period ended September 30, 2023 totaled US$9,017 million, compared to US$11,687 million for the 12-month period ended September 30, 2022. Merchandise imports totaled US$11,917 million for the 12-month period ended September 30, 2023, compared to US$11,710 million for the 12-month period ended September 30, 2022.

Merchandise trade for the 12-month period ended September 30, 2023, recorded a deficit of US$2,899 million, compared to a deficit of US$24 million for the 12-month period ended September 30, 2022.

FOREIGN TRADE ON SERVICES

In the nine-month period ended September 30, 2023, revenues from gross tourism receipts accounted for US$1,324 million and the number of tourist arrivals amounted to 2,769,734, mainly composed of international tourist arrivals of Uruguayans living abroad and Argentine tourists.

BALANCE OF PAYMENTS

Current Account

In the 12-month period ended June 30, 2023, Uruguay’s current account recorded a deficit of US$2.8 billion, compared to a deficit of US$1.9 billion in the 12-month period ended June 30, 2022. The decrease in the current account balance was mainly attributable to a lower surplus in the trade balance of goods, which was partially offset by an increase in the trade balance of services.

Capital Account

In the 12-month period ended June 30, 2023, Uruguay’s capital account recorded a surplus of US$0.2 million, compared to a deficit of US$13 million in the 12-month period ended June 30, 2022.

Financial Account

In the 12-month period ended June 30, 2023, Uruguay’s financial account recorded a net borrowing (inflows) with the rest of the world of US$2.6 million, compared to a US$759 million net borrowing in the 12-month period ended June 30, 2022. In the 12-month period ended June 30, 2023, FDI inflows amounted to 4.8 billion (6.4% of GDP), compared to 1.7 billion inflows (of 2.6% of GDP) in the same period in 2022. Banco Central’s reserve assets decreased US$772 million in the 12-month period ended June 30, 2023, compared to a US$856 million decrease in the 12-month period ended June 30, 2022.

Errors and Omissions

In the 12-month period ended June 30, 2023, errors and omissions recorded a positive value of US$181 million compared to US$1.2 billion in the 12-month period ended June 30, 2022.

International Reserves

As of September 30, 2023, Banco Central’s international reserve assets totaled US$15.0 billion (of which gold represented US$6 million). This amount includes US$6.8 billion of reserves and voluntary deposits of the financial sector, including US$3.3 billion of public banks, with Banco Central.

MONETARY POLICY AND INFLATION

Monetary Policy

On October 5, 2023, the Central Bank decreased the Monetary Policy Rate by 50 bps to 9.5%.

Inflation

The following tables show changes in consumer prices (CPI) and wholesale prices (WPI) for the period indicated.

Changes in CPI and WPI

(% change from previous year at period end)

CPI
For the twelve months ended October 31, 2023	4.30%

Source: National Institute of Statistics.

WPI
For the twelve months ended October 31 2023,	(5.64)%

Source: National Institute of Statistics.

The main drivers of the monthly variation of the CPI came from increases in food and non-alcoholic beverages, housing, healthcare services and transportation.

The weighted average annual interest rate for 91 to 180-day term deposits in U.S. dollars in the banking system was 3.0% and 0.3% in August 2023 and August 2022, respectively. The weighted average annual interest rate for 91 to 180-day term deposits in pesos in the banking system was 8.5% and 7.6% in August 2023 and August 2022, respectively.

The following tables show the value in pesos of the UI as of October 31, 2023.

UI
Value in pesos as of October 31, 2023	Ps. 5.8146

Source: National Institute of Statistics.

The following table shows the value in pesos of the UP as of October 31, 2023.

UP
Value in pesos as of October 31, 2023	Ps. 1.52096

Source: National Institute of Statistics.

Foreign Exchange Market

The following table shows the high, low, average and period-end peso/U.S. dollar exchange rates for the period indicated.

Exchange Rates (1)

(pesos per US$)

	High	Low	Average	Period-End
For the 12 months ended October 31, 2023	41.288	37.408	38.988	39.974

(1)	Daily interbank end-of-day bid rates.

Source: Banco Central.

PUBLIC SECTOR FINANCES

In the 12-month period ended September 30, 2023, Uruguay’s overall public sector deficit represented approximately 4.2% of GDP, compared to an overall public sector deficit of 2.3% of GDP in the 12-month period ended September 30, 2022. Excluding the net effect of the public social security trust fund (created from changes to Uruguay’s social security system under the “Cincuentones Law”), Uruguay’s overall public sector deficit stood at 4.3% of GDP (based on preliminary data), compared to 2.6% of GDP in the 12-month period ended September 30, 2022. See “Fiscal Policy—Social Security” in the Annual Report.

In the 12-month period ended September 30, 2023, Uruguay’s central government-BPS deficit represented approximately 3.9% of GDP (based on preliminary data), compared to a deficit of 2.2% of GDP in the 12-month period ended September 30, 2022. Excluding this net effect, Uruguay’s central government-BPS deficit stood at 4.0% of GDP in the 12-month period ended September 3, 2023 (based on preliminary data), compared to a deficit of 2.5% of GDP in the 12-month period ended September 30, 2022.

PUBLIC SECTOR DEBT

Central Government Debt and Flow of Funds

The following table sets forth information regarding gross debt, financial assets and net debt of the central government outstanding as of June 30, 2023.

Central Government Debt

(in millions of US$, except as otherwise indicated)

	As of June 30, 2023(1)
Gross Debt	US$	43,501
As a % of GDP		57.4%
Of which
(% in foreign currency)		45.0%
(% in local currency)		55.0%
Of which
Nominal		6.8%
CPI-linked		31.2%
Wage-linked		17.0%
Financial Assets		2,194
Net Debt	US$	41,307
As a % of GDP		54.5%

(1)	Preliminary data

Source: Ministry of Economy and Finance.

As of June 30, 2023, 45.0% of the government’s gross debt was denominated in foreign currencies and 55.0% in local currencies, compared to 47.1% and 52.9%, respectively, as of June 30, 2022.

As of June 30, 2023, the central government’s projected debt service obligations (principal payments and interest expenses) for the following 12 months stood at approximately US$4.4 billion.

Central Government Financing Needs and Funding Sources

(in millions of US$)

	2023(1)		Budgeted for 2024(1)
Financing Needs	US$	5,287	US$	4,454
Primary Deficit(2)		590		243
Interest Payments(3)		1,935		2,048
Amortizations of Bonds and Loans(4)		2,685		2,140
Accumulation of Financial Assets		78		23
Funding Sources		5,287		4,454
Loan Disbursements from Multilaterals and Financials Institutions		450		350
Total Issuance of Market Debt(5)		4,682		3,995
Others (net)(6)		155		110

(1)	Preliminary data, subject to revision by end-November 2023, at the time of the publication of the quarterly Sovereign Debt Report. The sum of the components may differ from the totals due to rounding.
(2)	Excludes extraordinary transfers to the Social Security Trust Fund.
(3)	Includes interest payments to the Social Security Trust Fund and the SiGa Trust on its holdings of central government.
(4)	For 2023, includes the obligations coming due on a contractual basis and bonds repurchased and early redeemed through August 2023.
(5)	Includes bonds issued domestically and in international markets.
(6)	Includes exchange rate and market price valuation effects.

Source: Ministry of Economy and Finance.

In July 2023, Uruguay completed an international issuance of Ps.48.0 billion (approximately US$ 1.3 billion) 9.75% Peso Nominal Global Bond due 2033, and liability management transactions. The cash proceeds from the offer were used for general purposes of the government, including financial investment and the refinancing, repurchase or retiring of domestic and external indebtedness.

Between January 1 and September 30, the central government disbursed loans in foreign currency granted by multilateral banks in an aggregate amount of U.S.$387.9 million

Liquid Assets and Available Credit Lines

(in millions of US$)

	As of June 30, 2023(1)
Total Financial Assets	US$	2,194
Of which
Liquid Assets		906
Credit Lines with multilateral organizations		1,414

(1)	Preliminary data.

Source: Ministry of Economy and Finance.

Total Public Sector Debt

The gross public sector debt (which includes direct debt of the central government as well as Banco Central bills and debt of public enterprises and local governments), totaled US$51.7 billion as of June 30, 2023, compared to US$45.6 billion as of June 30, 2022.

As of June 30, 2023, 42.0% of the total gross public sector debt was denominated in foreign currencies and 58.0% in Uruguayan pesos, compared to 45.3% and 54.7%, respectively, as of June 30, 2022.

Public Sector External Debt

The following table sets forth the total public sector external debt, net of international reserve assets and certain other external assets of Banco Central, as of June 30, 2023.

Total Public Sector External Debt, Net of International Reserve Assets

(in millions of US$)

	As of June 30, 2023(1)
Total gross public sector external debt	US$	22,978
Less external assets:
Non-financial public sector		269
Banco Central(2)		16,289
Of which:
Banco Central international reserve assets(3)		15,100
Other assets		1,189
Total public sector external debt, net of assets	US$	6,420

(1)	Preliminary data.
(2)	Totals may differ due to rounding.
(3)	Gold valued at London market priced as of June 30, 2023.

Source: Banco Central.